Exhibit 99.1

Yandex Publishes Its First Sustainability Report

Moscow and Amsterdam, the Netherlands, May 28, 2021 – Yandex (NASDAQ and MOEX: YNDX), one of Europe’s largest internet companies and the leading search and ride-hailing provider in Russia, today publishes its 2020 Sustainability Report, which details our corporate sustainability agenda and presents key ESG achievements and performance metrics.

The report is the result of a comprehensive effort to systematize Yandex’s social, environmental and other sustainability-related initiatives and present them in a way that is aligned with Yandex’s business strategy, corporate values and principles of business conduct, as well as with the UN Sustainable Development Goals. The report was prepared in accordance with GRI Standards and integrates sector-specific standards from the Sustainability Accounting Standards Board (SASB).

Tigran Khudaverdyan, Deputy Chief Executive Officer of Yandex, said: "At Yandex we are constantly trying to imagine and shape what the future will look like. This helps us develop products that will remain relevant and helpful to users in five, even ten years from now. However, these products do not appear from thin air: they need a solid foundation from which to grow. They depend on our technology and knowledge, our human capital and business models. As we seek to strengthen this foundation, we strive to treat those who contribute to our operations fairly and to rationally use the resources we rely on. As Yandex continues to grow, we are always looking to the future, and that is why we prioritize sustainable development over short-term gains."

The Sustainability Report details Yandex’s full sustainability agenda, which focuses on 12 streams. Most of these are closely aligned with our business strategy, such as information security, human capital development and ensuring the quality of our products and services. We also present relatively new sustainability streams, where Yandex is committed to amplifying its impact. These reflect our ambition to leverage technology to provide high-quality education and support vulnerable groups (for example the Educational Initiative and the Helping Hand project). Other streams include achieving measurable progress in areas such as climate change and waste management, as well as upholding high standards for our supply chain and service partners.

Yandex will hold an investor conference call to discuss its 2020 Sustainability Report on June 9, 2021, at 11:00 AM U.S. Eastern Time (6:00 PM Moscow time; 4:00 PM London time). You can register for the call using the following link. Questions may be submitted during the call or can be sent ahead of time to sustainability@yandex-team.com.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has over 30 offices worldwide, has been listed on the NASDAQ since 2011 and Moscow Exchange since 2014.

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru